

Creating Two Independent, Highly Focused Energy Companies

July 25, 2013

Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions should be considered forward-looking statements that are covered by the safe harbor provisions of the Securities Act of 1933 and the Securities and Exchange Act of 1934.

It is important to note that the actual results could differ materially from those projected in such forward-looking statements.

For additional information that could cause actual results to differ materially from such forward-looking statements, refer to ONEOK's and ONEOK Partners' Securities and Exchange Commission filings.

ONEOK

Transaction Overview

Unlocking Shareholder Value

- The ONEOK board unanimously authorized management to pursue a plan to separate the Natural Gas Distribution business into a new standalone publicly traded company
  - Company to be called ONE Gas, Inc. (NYSE: "OGS")
  - 100% regulated natural gas utility in Oklahoma, Kansas and Texas with more than 2 million customers – one of the largest in the United States
  - Pro-rata, tax-free distribution of OGS shares to OKE shareholders
- ONEOK, Inc. (OKE) to become pure-play general partner
  - Consisting of general partner and limited partner interests
  - Higher dividend anticipated
- No impact to ONEOK Partners, L.P. (OKS)
- Expect separation to be completed during the first quarter 2014
- No shareholder vote required

> **Attractive, Independent,**
> **Highly Focused Energy Companies**

ONEOK

Strategic Rationale

Why do it?

- Enhances strategic and financial strength and flexibility, and growth potential of both businesses
- Sharpen management focus on distinct strategic goals
- Resolve the internal competition for capital by:
  - Allowing ONEOK to increase return to shareholders through higher dividends
  - Allowing ONE Gas to sustain lower risk, stable performance through continued investment in and growth of rate base
- Increase transparency of each business resulting in better comparisons with relevant peers
- Attract more focused investor base
- Valuation uplift expected as both businesses will likely trade on valuation metrics in line with their peers

Significant Value Creation Potential

ONEOK

Separation Benefits

Capital Allocation, Investor Alignment and Valuation

Benefits	ONEOK, Inc. (OKE)	ONE Gas, Inc. (OGS)
Capital Allocation	• Focus on cash flow generation and growth • Anticipate higher dividend • Limited capital expenditures • Continued focus on internal growth and acquisitions through OKS	• Expect lower cost of capital, reflecting lower risk profile • Continue to invest in and grow its rate base
Investor Alignment	• Attracts shareholders desiring higher dividends associated with pure-play GPs	• Attract shareholders desiring stable, low-risk cash flow associated with utilities
Valuation	• Expected to be valued on a cash flow and dividend yield basis, in line with peers	• Expected to be valued on a price/earnings (P/E) multiple basis, in line with peers

ONEOK

Structure

Tax-free Transaction

Current Structure



Future Structure



Accomplished via a tax-free, pro-rata dividend of ONE Gas shares to existing OKE shareholders

ONEOK

Future ONE Gas

Highlights

- Only publicly traded, 100% regulated natural gas distribution utility

  – Three contiguous states

- Maintain conservative financial policies

  – Prudent capital investments to promote steady rate base growth

  – Expect investment-grade credit ratings higher than current OKE ratings

  – Financial metrics necessary to maintain or improve credit ratings

  – Utilize capital markets to maintain capital ratios and credit ratings

  – Dividend payout target consistent with peers



ONEOK

Future ONEOK



Highlights

- Free cash flow driven by ONEOK Partners' GP and LP distributions to ONEOK, with limited capital expenditures and interest expense requirements

- Cash flow supported by investment-grade MLP with predominantly fee-based earnings

- Expected dividend increase to create additional value for shareholders

- Debt reduction funded by proceeds from ONE Gas debt offering

- Continued focus on internal growth and acquisitions through OKS

- Future capital raises expected to occur at OKS

Post-spin Dividend Growth Illustration

*Expected Impact to Current OKE Shareholders**

- Higher OKE dividend anticipated post spin consistent with peer group
  - Distributes majority of free cash flow
- OGS to pay dividend consistent with peer group
  - Retain a portion of cash flows to reinvest in rate base or future growth
- = Post-spin OKE shareholders are expected to receive separate cash dividends from OKE and OGS that **together** are more than the current, pre-spin OKE dividend

Current OKE shareholders expected to receive higher dividends



* Chart not to scale - for illustrative purposes only

Experienced Management Teams



ONEOK, Inc. and ONEOK Partners – John Gibson, Non-Executive Chairman

Terry Spencer
President and CEO

Derek Reiners
SVP, CFO and Treasurer

Steve Lake
SVP, General Counsel and Asst. Secretary

Rob Martinovich
EVP, Commercial

Wes Christensen
SVP, Operations



ONE Gas, Inc. – John Gibson, Non-Executive Chairman

Pierce Norton
President and CEO

Curtis Dinan
SVP, CFO and Treasurer

Joe McCormick
SVP, General Counsel and Asst. Secretary

Caron Lawhorn
SVP, Commercial

Greg Phillips
SVP, Operations

Timeline

Completion Expected by End of First Quarter 2014

- No shareholder approval required

- Submit IRS ruling request - filed

- Board authorization - approved

- Complete necessary regulatory filings – third quarter 2013

- December 2013 – March 2014

  - Obtain regulatory approvals including:

    - Private letter ruling from IRS

    - Kansas Corporation Commission

  - Final ONEOK board approval

  - Transition affected employees to new roles

  - Complete ONE Gas debt offering

  - Complete ONE Gas spinoff of common stock

ONEOK

Summary

Highly Focused Energy Companies

- Enhances strategic and financial strength and flexibility, and growth potential of both entities

- Resolves the internal competition for capital

- Attracts a more focused investor base

- Allows each entity to trade on valuation metrics more consistent with its lines of business

- Anticipates OKE increasing return to shareholders through higher dividends

- Increases transparency of each company

ONEOK



Appendix

ONEOK

How OKS Growth Benefits OKE

ONEOK's Source of Growth

- ONEOK Partners' growth projects are expected to drive continued ONEOK Partners distribution growth

- Two-thirds of every incremental ONEOK Partners EBITDA dollar, at current ownership level, flows to ONEOK in cash as ONEOK Partners distributions increase

- LP distributions to ONEOK are predominantly tax deferred



Distributions Paid to ONEOK
($ in Millions)
21% CAGR

Year	GP interest	LP interest	Total
2006	$38	$107	$145
2007	$55	$147	$202
2008	$79	$173	$252
2009	$95	$183	$278
2010	$115	$189	$304
2011	$136	$197	$333
2012	$201	$236	$437
2013G*	$274	$274	$548

■ GP interest ■ LP interest

Feb. 25, 2013 guidance



Natural Gas Distribution

Asset Overview



- Third largest pure-play, publicly traded natural gas distribution company
- Currently eighth largest U.S. natural gas distributor
  - Largest in Oklahoma and Kansas; third largest in Texas
  - More than 2 million customers served
  - Rate base: $2.2 billion*

	Kansas	Oklahoma	Texas
Customer Base	Approximately 70% of state's natural gas customers	Approximately 87% of state's natural gas customers	Approximately 14% of state's natural gas customers
Regulation	Kansas Corporation Commission (three commissioners appointed by the governor to four-year staggered terms)	Oklahoma Corporation Commission (three commissioners elected to six-year staggered terms)	"Home Rule" with 10 jurisdictions (Texas Railroad Commission has appellate authority)
Customer Count	641,000	854,000	633,000

*Consistent with utility ratemaking in each jurisdiction

ONEOK

Natural Gas Distribution

Financial Highlights

- Goal: Minimize the gap between allowed and actual returns*
  - 2013 allowed return on equity (ROE): 9.9%
  - 2013 ROE estimate: 8.3%



Operating Income

($ In Millions)
CAGR = 10%

2006	2007	2008	2009	2010	2011	2012	2013G
$117	$174	$189	$210	$225	$198***	$216	$227**

*ROE calculations are consistent with utility ratemaking in each jurisdiction
**Feb. 25, 2013 guidance
*** Higher share-based expenses

ONEOK

Natural Gas Distribution

Regulatory Strategy

- Reduce regulatory lag
  - Oklahoma – Performance-based rates evaluated annually
  - Kansas – Gas Safety & Reliability Surcharge (GSRS) may be filed annually
  - Texas – Cost-of-service adjustments or Gas Reliability Infrastructure Program (GRIP) may be filed annually in most jurisdictions
- More frequent rate cases when warranted
  - Kansas – New rates implemented in January 2013
  - Texas – Rate cases in selected jurisdictions
- Mitigate risk and increase volumes
  - Energy-efficiency programs in Oklahoma and Texas
  - Potential incremental revenue stream from natural gas vehicles

2013 Estimate	Oklahoma	Kansas	Texas	Total
Residential margin	70%	67%	69%	69%
Fixed charges	85%	55%	81%	73%
Volumetric charges	15%	45%	19%	27%
Weather stabilized	100%	100%	62%	88%

ONEOK

